UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Access Beyond, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    00431W108
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 19, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].






                                                         PAGE 1 OF 13 PAGES

                                  SCHEDULE 13D

CUSIP NO.  00431W108                                                                PAGE  2  OF  13  PAGES
         -------------------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J.J. Cramer & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (A)
                                                                                                                            (B) [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
                                7         SOLE VOTING POWER

          NUMBER OF                                2,010,000
            SHARES
      BENEFICIALLY OWNED
      BY EACH REPORTING         8         SHARED VOTING POWER
            PERSON
             WITH                                  -0-

                                9         SOLE DISPOSITIVE POWER

                                                   2,010,000

                                10        SHARED DISPOSITIVE POWER

                                                    -0-


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,010,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8%

14        TYPE OF REPORTING PERSON

                   CO

                                  SCHEDULE 13D

CUSIP NO. 00431W108                                                                 PAGE  3   OF  13  PAGES
         -------------------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (A)
                                                                                                                            (B) [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

                                7         SOLE VOTING POWER

          NUMBER OF                                -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                                 2,010,000
             WITH
                                9         SOLE DISPOSITIVE POWER

                                                   -0-

                                10        SHARED DISPOSITIVE POWER

                                                   2,010,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,010,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8%

14        TYPE OF REPORTING PERSON

                   IN

                                  SCHEDULE 13D

CUSIP NO. 00431W108                                                                PAGE   4    OF  13  PAGES
         -------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (A)
                                                                                                                            (B) [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

                                7         SOLE VOTING POWER

          NUMBER OF                                -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                                 2,010,000
             WITH
                                9         SOLE DISPOSITIVE POWER

                                                   -0-

                                10        SHARED DISPOSITIVE POWER

                                                   2,010,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,010,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8%

14        TYPE OF REPORTING PERSON

                   IN

                                  SCHEDULE 13D

CUSIP NO. 00431W108                                                                 PAGE   5    OF  13  PAGES
         -------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (A)
                                                                                                                            (B) [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

                                7         SOLE VOTING POWER

          NUMBER OF                                2,010,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                                 -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                                   2,010,000

                                10        SHARED DISPOSITIVE POWER

                                                   -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,010,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8%

14        TYPE OF REPORTING PERSON

                   PN

                                  SCHEDULE 13D

CUSIP NO. 00431W108                                                                 PAGE   6    OF  13  PAGES
         -------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (A)
                                                                                                                            (B) [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

                                7         SOLE VOTING POWER

          NUMBER OF                                2,010,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                                 -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                                   2,010,000

                                10        SHARED DISPOSITIVE POWER

                                                   -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,010,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8%

14        TYPE OF REPORTING PERSON

                   CO

CUSIP NO. 00431W108



ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share of Access Beyond, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 1300 Quince Orchard Blvd., Gaithersburg, MD 20878. The Company's shares of Common Stock are referred to herein as the "Shares."

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed by J.J. Cramer & Co., a Delaware corporation (the "Manager"), Cramer Capital Corporation, a Delaware corporation, Cramer Partners, L.P., a Delaware limited partnership (the "Partnership"), James J. Cramer and Karen L. Cramer (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.
         The Manager acts as an investment adviser to and manager of Cramer Partners, L.P. (the "Partnership"). The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co.

                                                            PAGE 7 OF 13 PAGES

CUSIP NO.  00431W108





         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 2,010,000 Shares held by the Reporting Persons, 1,984,550 Shares were acquired pursuant to a stock dividend declared by Penril DataComm Networks, Inc. to stockholders of record November 14, 1996 contingent upon stockholder approval of a merger with Bay Networks, Inc., which occurred on November 19, 1996. The remaining Shares were purchased with the personal funds of the Partnership in the amount of $160,904.

ITEM 4.  PURPOSE OF TRANSACTION.

         As described above, 1,984,550 Shares were acquired pursuant to a stock dividend by Penril DataComm Networks, Inc. The balance of the Shares were acquired for investment purposes. The Reporting Persons may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and

                                                            PAGE 8 OF 13 PAGES

CUSIP NO.  00431W108





other conditions. Alternatively, the Reporting Persons may sell all or a portion
of  their  Shares  in  open-market  or  private  transactions,   depending  upon
prevailing market conditions and other factors.

         Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
(a) This statement on Schedule 13D relates to 2,010,000 Shares benefi cially owned by the Reporting Persons, which constitute approximately 16.8% of the issued and outstanding Shares.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 2,010,000 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 2,010,000 Shares.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.

                                                         PAGE 9 OF 13 PAGES

CUSIP NO.  00431W108





(d)      Not applicable.
(e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

         As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership, which owns 2,010,000 Shares. James Cramer is the president of the Manager and Karen Cramer is the vice president. Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limiting to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A                 Joint Filing Agreement

         Exhibit B                 Transactions in Common Stock Within Past 60
                                      Days



                                                           PAGE 10 OF 13 PAGES

CUSIP NO. 00431W108





                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: November 27, 1996

                                            J.J. CRAMER & CO.

                                            By:  /s/ James J. Cramer
                                                 ----------------------------
                                                 Name:  James J. Cramer
                                                 Title: President


                                             /s/ James J. Cramer
                                            ---------------------------------
                                            James J. Cramer


                                             /s/ Karen L. Cramer
                                            ---------------------------------
                                            Karen L. Cramer


                                            CRAMER PARTNERS, L.P.

                                            By:   CRAMER CAPITAL CORPORATION
                                                    its general partner


                                            By:  /s/ James J. Cramer
                                                 ----------------------------
                                                 Name:  James J. Cramer
                                                 Title: President


                                            CRAMER CAPITAL CORPORATION

                                            By:  /s/ James J. Cramer
                                                 ----------------------------
                                                 Name:  James J. Cramer
                                                 Title: President



                                                          PAGE 11 OF 13 PAGES

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person. Dated: November 27, 1996

                                            J.J. CRAMER & CO.

                                            By:  /s/ James J. Cramer
                                                -----------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                             /s/ James J. Cramer
                                            ---------------------------------
                                            James J. Cramer


                                             /s/ Karen L. Cramer
                                            ---------------------------------
                                            Karen L. Cramer


                                            CRAMER PARTNERS, L.P.

                                            By:   CRAMER CAPITAL CORPORATION
                                                    its general partner

                                            By:  /s/ James J. Cramer
                                                -----------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                            CRAMER CAPITAL CORPORATION

                                            By:  /s/ James J. Cramer
                                                -----------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                                        PAGE 12 OF 13 PAGES

                                    EXHIBIT B
                                    ---------

                          Transactions in Common Stock
                     of The Company within the Past 60 Days



                                    No. of Shares
            Trade Date                Purchased            Cost Per Share
            ----------               -----------           --------------
             11/20/96                  1,984,550                 NA*

             11/20/96 /1/                 10,000                 5.125

             11/20/96 /2/                  5,400                 7.04

             11/20/96 /3/                     50                 7.75

             11/22/96                      5,000                 7.00

             11/22/96                      5,000                 7.25



* The 1,984,550 Shares were acquired pursuant to a stock dividend declared by Penril DataComm Networks, Inc. to stockholders of record November 14, 1996 contingent upon stockholder approval of a merger with Bay Networks, Inc., which occurred on November 19, 1996.

/1/      Purchase of shares on "when issued" basis occurred on 11/7/96.

/2/      Purchase of shares on "when issued" basis occurred on 11/19/96.

/3/      Purchase of shares on "when issued" basis occurred on 11/20/96.




                                                         PAGE 13 OF 13 PAGES